EXHIBIT 99.11

PRESS RELEASE

India: TotalEnergies to Invest

in a new 1,050 MWac renewable portfolio JV, equally

owned with Adani Green Energy Limited (AGEL)

Paris/ Ahmedabad, September 20, 2023 – TotalEnergies and Adani Green Energy Limited (AGEL) have entered into a binding agreement to create a new JV, equally owned by TotalEnergies and AGEL, with a 1,050 MWac (1400 MWp) portfolio. This portfolio will comprise of a mix of already operational (300 MWac), under construction (500 MWac) & under development assets (250 MWac) with a blend of both solar & wind power. AGEL will contribute to the JV the assets and TotalEnergies an equity investment of 300 MUS$ which will further support their development.

Thanks to this new transaction, TotalEnergies will reinforce its strategic alliance with AGEL and support the company in becoming the Indian leader of renewable energy, with a target of 45 GW renewable power capacity by 2030.

TotalEnergies’ Chairman and CEO, Mr. Patrick Pouyanné, commented; “TotalEnergies has been actively developing, notably through AGEL, its presence in the Indian renewable power market, a very interesting market by its size and growth and the early development of a merchant market. After our first joint-venture AGEL23 in 2020 and our acquisition of shares in AGEL in 2021, this new joint-venture with AGEL will enable us to speed up our development through direct access to a large portfolio of assets and to support the ambition of AGEL in becoming the Indian leader of renewable energy.”

Adani Group Chairman, Mr. Gautam Adani, commented; “We are delighted to extend our long-term partnership with TotalEnergies in AGEL. The investment will strengthen the role AGEL plays in India’s power decarbonization journey. This will help deliver our vision to have 45 GW renewable energy capacity by 2030.”

The completion of the transaction shall be upon satisfaction of customary closing conditions including the receipt of certain regulatory approvals.

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About Adani Green Energy Limited

Adani Green Energy Limited (AGEL), is the renewable energy platform of Adani Portfolio. The company has one of the world’s largest renewable portfolios, with locked-in growth of 20.4 GW across operational, under-construction, awarded and acquired assets, catering to investment-grade counterparties. The company develops, builds, owns, operates, and maintains utility-scale grid-connected solar and wind farm projects. AGEL is focused on decarbonization of power generation and is helping India meet its sustainability goals.

For more information, please visit www.adanigreenenergy.com

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of July 2023, TotalEnergies' gross renewable electricity generation installed capacity was 19 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).